FOR IMMEDIATE RELEASE

AUSTIN GOLD ANNOUNCES APPOINTMENT OF NEW CFO AND

SHAREHOLDERS REPORT UPDATED EQUITY INTERESTS

Vancouver, British Columbia, September 30, 2022 - Austin Gold Corp. ("Austin Gold" or the "Company") (NYSE American: AUST) is pleased to announce that Grant Bond has been appointed as Chief Financial Officer of the Company effective October 1, 2022.

Mr. Bond is a Chartered Professional Accountant (CPA, CA) with more than twelve years of financial management experience in the mining industry. He has extensive background in financial and risk management, financial reporting, and SOX compliance. He currently serves as the Chief Financial Officer of P2 Gold Inc., an exploration mining company listed on the TSX Venture Exchange. Prior to this, he was the Corporate Controller at Pretium Resources Inc. responsible for managing the accounting and financial reporting functions as Pretium evolved from an explorer to a profitable intermediate gold producer. Mr. Bond began his career in the assurance group at PricewaterhouseCoopers LLP primarily focusing on operating and exploration mining clients. He holds a Diploma in Accounting and Bachelor of Science from the University of British Columbia.

Austin Gold Corp. Chairman Joe Ovsenek: "We are pleased to welcome Mr. Bond to our senior executive team. I have worked with Mr. Bond and am certain he will fit in well with the Austin team, who are focused on working together to create another mining success with Austin Gold Corp."

Mr. Bond succeeds Katrina Anderson, who joined the Company as Chief Financial Officer shortly after its founding.  The Company would like to thank Ms. Anderson for her contributions to the Company and wish her all the best in her future endeavors.

Updated Shareholder Equity Interests

Additionally, each of Dennis Higgs, a director and the President of the Company, and Joseph J. Ovsenek and Kenneth C. McNaughton, each of whom are directors of the Company, announce updates to their respective equity interests in the Company. Pursuant to certain share purchase agreements dated September 26, 2022, Mr. Higgs (the "Acquiror") acquired, through private sale, beneficial ownership of 266,667 common shares of the Company ("Shares") from each of Mr. Ovsenek and Mr. McNaughton (collectively, the "Vendors"), as further detailed below (each, an "Acquisition").

Date of Acquisition	Acquiror	Vendor	Shares Acquired	Consideration Per Share	Aggregate Consideration
September 27, 2022	Dennis(1) Higgs	Joseph J. Ovsenek(2)	266,667	C$0.020589	C$5,490.41
September 27, 2022	Dennis(1) Higgs	Kenneth C. McNaughton(3)	266,667	C$0.020589	C$5,490.41
Total			533,334	C$0.020589	C$10,980.82

(1) Mr. Higgs's address is 1021 West Hastings Street, 9th Floor, Vancouver, BC, V6E 0C3.

(2) Mr. Ovsenek's address is 1100, 355 Burrard Street, Vancouver, BC, V6C 2G8.

(3) Mr. McNaughton's address is 1100, 355 Burrard Street, Vancouver, BC, V6C 2G8.

Prior to the Acquisitions, each of Mr. Higgs, Mr. Ovsenek and Mr. McNaughton had beneficial ownership or control over 1,666,667 Shares, representing, in each case, 12.56% of the Company's issued and outstanding Shares on a non-diluted basis. Each of Mr. Higgs, Mr. Ovsenek and Mr. McNaughton beneficially own 33,333 stock options of the Company ("Options"), which together with their prior shareholdings, represented, in each case, 12.78% of the issued and outstanding Shares on a partially diluted basis and 12.00% of the issued and outstanding Shares on a fully-diluted basis.

After the Acquisitions and as of the date hereof:

  Mr. Higgs has beneficial ownership or control over 2,200,001 Shares, representing 16.58% of the Company's issued and outstanding Shares on a non-diluted basis. Mr. Higgs continues to beneficially own 33,333 Options. If Mr. Higgs exercises all of his Options, he would beneficially own 2,233,334 Shares, which would represent approximately 16.79% of the issued and outstanding Shares on a partially diluted basis and 15.76% of the issued and outstanding Shares on a fully-diluted basis;

  Mr. Ovsenek has beneficial ownership or control over 1,400,000 Shares, representing 10.55% of the Company's issued and outstanding Shares on a non-diluted basis. Mr. Ovsenek continues to beneficially own 33,333 Options. If Mr. Ovsenek exercises all of his Options, he would beneficially own 1,433,333 Shares, which would represent approximately 10.77% of the issued and outstanding Shares on a partially diluted basis and 10.12% of the issued and outstanding Shares on a fully-diluted basis; and

  Mr. McNaughton has beneficial ownership or control over 1,400,000 Shares, representing 10.55% of the Company's issued and outstanding Shares on a non-diluted basis. Mr. McNaughton continues to beneficially own 33,333 Options. If Mr. McNaughton exercises all of his Options, he would beneficially own 1,433,333 Shares, which would represent approximately 10.77% of the issued and outstanding Shares on a partially diluted basis and 10.12% of the issued and outstanding Shares on a fully-diluted basis.

The Acquiror and each of the Vendors completed the Acquisitions for investment purposes; and depending upon the circumstances, any one of them may, from time to time as they may deem appropriate, acquire additional securities of the Company, or dispose of all or a portion of their respective securities of the Company.

This press release is being issued pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues which requires the issuance of this news release and the filing of early warning reports under the Company's profile on SEDAR (www.sedar.com) containing additional information respecting the forgoing matters. A copy of the early warning reports of the Acquiror and each of the Vendors may be obtained by contacting Darcy A. Higgs, the Company's Corporate Secretary, at (604) 644-6580 or from SEDAR at www.sedar.com under the Company's profile. The Company's head office is located at 9th Floor, 1021 West Hastings Street Vancouver, British Columbia V6E 0C3.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has four projects in Nevada, located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County (Kelly Creek Project), the Independence-Jerritt Canyon gold trend in Elko County (Lone Mountain Project), the Carlin gold trend in Elko County (Miller Project), and in Nye County, situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (Fourmile Basin Project). Collectively, these Nevada properties comprise 136.3 km2 of unpatented and patented mining claims and mineral tenure. In Oregon, the Stockade Mountain Project consists of approximately 27.5 km2 of unpatented mining claims situated in the same geological environment as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Investor Contact:

Darcy A. Higgs, Corporate Secretary

(604) 644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbours created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.